

SHUN TAK

Shun Tak Holdings Limited
Penthouse 39/F, West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel.: 2859 3111 Fax: 2857 7181

31st March, 2003


03050946

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3–4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Dear Sirs,

Re : Shun Tak Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-3357

Pursuant to Rule 12g3-2(b) (iii), and on behalf of Shun Tak Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company request for exemption under Rule 12g3-2(b), which was established on 10th September 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact our Mr. Aaron Cheung at (852) 2859 3350 if you have any queries.

Thank you for your attention.

Yours faithfully,
For and on behalf of
SHUN TAK HOLDINGS LIMITED



Daisy Ho
Director

dlw 5/30

File No. 82-3357

Annex A to Letter to the SEC
dated 31st March 2003 of
Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

Description of Document	Check if Enclosed
Title: _____ Annual Report, Audited Accounts and Auditors' Report Date: as of ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Half Yearly Report and Preliminary Announcement Date: as of ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Notification of Changes in Officers (Directors, Secretaries and Auditors) Date: ________________	___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___
Title: Notification of Change in Registered Office Date: ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___

Title: Notification of Changes in Rights attaching to Securities
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notifications of Material Events to Keep Market Fully Informed
Date: ________________ ___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of "Notifiable Transactions"
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Meetings of Board of Directors at which:
(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Reasons for Allotment of Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Repurchases of Company's Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Circular Sent to Shareholders
Date: ___________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Winding Up Proceedings (or Similar Actions)
Date: ___________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Annual General Meetings
Date: ___________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)
Date: ___________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Filing of Annual Return
Date: ___________________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Prospectus
Date: ___________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)
Date: ___________________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Notification of All Changes to Memorandum and Articles of Association
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of Board Approvals for:
(i) decision to make or recommend declaration of distribution to security holders;
(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected
(iii) preliminary announcements of profits or losses;
(iv) proposed changes to capital structure, including redemption of securities;
(v) changes to general character of nature of business
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Individual substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Title: Corporate substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Other:

Title: Press Announcement

Date: 27th March 2003

Entity requiring item:

MMG00813



SHUN TAK

Shun Tak Holdings Limited

(Incorporated in Hong Kong with limited liability)

2002 AUDITED CONSOLIDATED RESULTS

GROUP RESULTS

The Group's audited profit attributable to shareholders for the year ended 31st December 2002 amounted to HK$382.6 million, an increase of 38.5% as compared with the profit of HK$276.3 million for the corresponding period last year. Basic earnings per share were 20.8 HK cents (2001: 16.5 HK cents).

DIVIDENDS

Final dividend of 3.5 HK cents per share has been proposed (2001: 3 HK cents). In addition to the previously paid interim dividend of 3.5 HK cents per share (2001: 2 HK cents), the total dividends for the year amounted to 7 HK cents per share (2001: 5 HK cents).

The Register of Members will be closed from 6th June to 11th June 2003, both dates inclusive. In order to qualify for the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar not later than 4:00 p.m. on 5th June 2003.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31ST DECEMBER 2002

	Notes	2002 *HK$million*	(restated) 2001 *HK$million*
Turnover	2	5,014.7	5,338.7
Other revenues		65.0	125.0
Other income		30.6	21.6
		5,110.3	5,485.3
Cost of properties sold		(2,959.4)	(3,350.8)
Other operating costs		(1,575.6)	(1,480.5)
Operating profit	2, 3	575.3	654.0
Finance costs	4	(101.4)	(122.7)
Net investment gain	5	71.5	—
Share of results of associates		21.3	12.9
Share of results of jointly controlled entities		2.0	(17.9)
Profit before taxation		568.7	526.3
Taxation	6	(24.7)	(75.1)
Profit after taxation		544.0	451.2
Minority interests		(161.4)	(174.9)
Profit attributable to shareholders		382.6	276.3
Dividends		147.6	77.7
Earnings per share (HK cents)	7		
- basic		20.8	16.5
- diluted		20.7	N/A
Dividends per share (HK cents)		7.0	5.0

NOTES:

1. **Basis of preparation**

During the year, the Group has adopted certain new and revised Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January 2002. Accordingly, certain comparative figures have been restated in order to achieve a consistent presentation. Detailed changes to the Group's accounting policies and the effects of adopting these new policies are set out in the annual report.

2. **Segment information**

	Turnover		Operating profit	
	2002 *HK$million*	2001 *HK$million*	2002 *HK$million*	2001 *HK$million*
By business segment:				
Shipping	1,413.8	1,357.8	192.2	165.0
Property	3,491.3	3,896.0	391.2	482.4
Hospitality	83.7	70.2	5.9	4.9
Investment & others	25.9	14.7	21.2	12.4
	5,014.7	5,338.7	610.5	664.7
Unallocated net expenses			(35.2)	(10.7)
			575.3	654.0
By geographical segment:				
Hong Kong	4,267.7	4,625.1	432.2	500.5
Macau	661.0	654.6	138.8	149.5
Others	86.0	59.0	4.3	4.0
	5,014.7	5,338.7	575.3	654.0

3. **Operating profit**

	2002 *HK$million*	2001 *HK$million*
After crediting:		
Interest income	32.2	59.9
Less: Amount capitalised in properties under development	(10.4)	(9.8)
	21.8	50.1
Rental income from investment properties	94.7	31.2
Less: Outgoings	(3.1)	(0.5)
	91.6	30.7

BUSINESS REVIEW

Shipping

A significant development in December 2002 was the completion of a shipping joint venture, shared as to 60% and 40% by the Group and Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM), respectively. Through the venture, STDM agreed to participate in the Group's 71%-owned shipping investment arm, Shun Tak-China Travel Shipping Investments Ltd. (STCTS), and the Group increased its attributable interest in STDM from 5% to approximately 11.48%. The shipping joint venture optimises the shipping operations for the benefit of both parties, and strengthens the Group's strategic alliance with STDM for future business opportunities in Macau.

Operating under the trade name TurboJET, STCTS served approximately 9.7 million passengers on its Hong Kong-Macau route in 2002. Growth in passenger traffic on routes to the People's Republic of China (PRC) increased significantly during the year due to more airport-bound passengers and group travelers. Traffic on the Hong Kong-Shenzhen and Hong Kong-Guangzhou routes grew approximately 23% in 2002. The shipping division also launched a new route between Shenzhen and Macau in April, responding to rapid economic growth in the area and the opening up of the PRC tourism market.

To prepare for the inauguration of TurboJET's new passenger ferry services between the Hong Kong International Airport (HKIA) in Chek Lap Kok and several Pearl River Delta destinations, the shipping division formed Hong Kong International Airport Ferry Terminal Services Limited, a joint venture with an independent third party, to undertake renovation, management and operation of a cross-boundary passenger ferry terminal at the HKIA, where transit passengers will not be required to undergo Hong Kong customs and immigration formalities. The new routes, which are scheduled to commence in June 2003, will expand the Group's shipping services network to a wider and more international traveler base.

Despite the volatility of fuel prices in 2002, the shipping division reduced operating costs and improved load factors through the continual monitoring of sailing schedules and vessel deployment. To optimise utilization of resources, STCTS strategically chartered one of its jetfoils to an Asian company, providing the Group with a stable income.

Hospitality

Capitalising on growing traveler interest in Macau, the Group acquired the development rights of a 99,000-square-metre hotel and commercial site in Taipa, Macau, for HK$500 million in April. Subsequently in November, the Group entered into a strategic joint venture agreement with STDM to transfer to it a 20% interest in the site for approximately HK$100 million.

STDM owns an 80% equity interest in Sociedade de Jogos de Macau, S.A., one of three companies awarded gaming licenses by the Macau SAR Government in 2002. Ordinary dividends received from STDM for the original 5% stake in 2002 were HK$18.3 million (2001: HK$14.3 million).

The Group has interests in two hotels in Macau. The Mandarin Oriental Macau recorded a significant increase in net profit over 2001 due to improved operating profit and reduced interest expenses. The Westin Resort Macau (Westin) recorded slight decreases in average room rate and occupancy rate over the prior year due to a refurbishment programme that is scheduled for completion in the second quarter of 2003. The Macau Golf & Country Club, adjacent to the Westin, achieved an increase in net profit over 2001.

Property

The Liberté

The Liberté in West Kowloon is being developed in two phases. Pre-sales of both Phase I and Phase II residential units were launched in April and May 2002, respectively, and were well-received by the market.

Superstructure work for Phase I, comprising five residential towers with 1,834 units, is scheduled for completion in the third quarter of 2003. Phase II, comprising two residential towers with 600 units and a commercial podium, is scheduled for completion by the end of 2003.

The Belcher's

The Belcher's luxury development in Western Mid-Levels is also divided into two phases. Phase I, comprising three residential towers with 1,093 units, was completed in 2001. Phase II, comprising another three residential towers with 1,120 units, was completed in April 2002 and sold units were smoothly handed over to homebuyers as scheduled.

Property Services

The portfolio of the Group's property management division continued to expand. New properties under the division's management in 2002 include Phase II of The Belcher's in Hong Kong and Shun Tak House in Macau. In addition, the division has been appointed as property manager of the Liberté in West Kowloon, starting from late 2003. The division's property management portfolio will thereby extend to over 10 million square feet of commercial, retail and residential properties in Hong Kong and Macau.

Reflecting the quality and professionalism of the Group's property management services, the division was accredited with ISO 9001:2000 designation by the internationally recognized Hong Kong Quality Assurance Agency in October.

RECENT DEVELOPMENTS AND PROSPECTS

During the period, the Group's businesses have benefited generally from the increasing interest in travel to Macau and China. The Group continued to capitalise on opportunities to strengthen its position as a premier provider of travel and hospitality services in Macau and the Pearl River Delta area. The introduction of the new Macau-Shenzhen route, the anticipated new ferry service from Hong Kong International Airport, and the Group's varied hospitality-related activities and investments reflect its commitment to exploring development opportunities that complement its core businesses of shipping and hospitality.

To maximise sales and marketing opportunities, the hospitality division is developing a business unit to serve travelers to the region, particularly those who are interested in Macau's world-class facilities for meetings and conventions. The new unit will be an important milestone in extending the Group's hospitality expertise to the travel trade sector.

During the year, the Group generated substantial cash inflow and earnings from the sale of its quality property developments and enhanced its financial position. In addition, the Group successfully raised approximately HK$388.5 million through a rights issue in May 2002, which further enhanced the financial flexibility of the Group. Accordingly, the Group's gearing ratio has significantly improved. In view of the sound financial position of the Group, the Board is confident that the Group is well-poised to pursue new business opportunities and long-term hospitality development.

The Group continues to review and restructure its existing operations and focus on the business development of its shipping and hospitality divisions. In February 2002, the Group strategically disposed of its 20% stake in an air-cargo business, AHK Air Hong Kong Limited, for HK$194 million, at a gain of HK$177.8 million. In February 2003, the Group entered into an agreement to dispose of its 15% stake in a Shanghai property development, City Center of Shanghai, for HK$342 million, at an anticipated gain of approximately HK$29.7 million.

The Group is confident of the long-term prospects of the Pearl River Delta region, particularly Macau. With its newly completed strategic joint ventures with STDM, the Group will further explore and develop further expansion opportunities in Macau. The Group will continue to seek premium investment opportunities that create synergy with its existing businesses and allow it to capitalise on its significant expertise in travel and tourism in Macau and the Pearl River Delta region.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

Dividends from unlisted investments	25.2	14.7
After charging:		
Cost of inventories	3,238.7	3,637.0
Staff costs	505.7	501.8
Amortisation and depreciation	152.4	157.7

4. **Finance costs**

	2002 *HK$million*	2001 *HK$million*
Total finance costs incurred	181.6	445.1
Less: Amount capitalised in properties under development	(80.2)	(322.4)
Total finance costs expensed during the year	101.4	122.7

5. **Net investment gain**

Net investment gain comprises profit on disposal of an associate of HK$177.8 million (2001: nil), impairment loss on investment of HK$100.0 million (2001: nil) and impairment loss on goodwill of a jointly controlled entity of HK$6.3 million (2001: nil).

6. **Taxation**

Hong Kong profits tax is provided for at the rate of 16% (2001: 16%) on the estimated assessable profits for the year. Overseas taxation is calculated at the rates of tax applicable in their respective jurisdictions.

	2002 *HK$million*	2001 *HK$million*
Company and subsidiaries		
Hong Kong profits tax		
- Current	65.5	79.8
- Deferred	(39.8)	(6.4)
Overseas taxation	(1.0)	0.5
Associates		
Hong Kong profits tax	—	1.0
Overseas taxation	—	0.2
	24.7	75.1

7. **Earnings per share**

The calculation of basic earnings per share is based on profit attributable to shareholders of HK382.6 million (2001: HK$276.3 million) and the weighted average number of 1,843,202,631 shares (2001: 1,674,141,933 shares, as restated for the rights issue) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$382.6 million and the weighted average number of 1,846,842,345 shares in issue after adjusting for the effects of all dilutive potential ordinary shares. For the year ended 31st December 2001, the diluted earnings per share was not shown as there was no dilutive effect.

The cash and cash equivalents were HK$898 million at 31st December 2002, a substantial increase of HK$310 million from last year end date .

During the year, the Group enlarged its share capital by way of a rights issue with a subscription of 388,486,782 shares at HK$1.00 per share. The net proceeds (after deduction of expenses) of approximately HK$382 million were applied to reduce the Group's debts.

At 31st December 2002, total loan facilities and other financing available to the Group amounted to HK$5,221 million, of which HK$2,721 million remained undrawn. The facilities outstanding at the year end comprised HK$2,187 million in bank loans, HK$308 million in convertible guaranteed bonds and HK$5 million in other loans. 15% of the outstanding bank loans was secured by charges on certain assets of the Group. It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 31st December 2002 is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Total
13%	17%	70%	100%

Based on a net borrowings of HK$1,601 million at the year end, the Group's gearing ratio was 14.6% (2001: 31.9%, as restated). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

Financial Risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis except for the convertible guaranteed bonds, which accounted for 14% of our Group's long-term borrowings. Only 25% of the Group's outstanding borrowings is denominated in US dollars. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,100 employees at the year end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

DETAILED RESULTS ANNOUNCEMENT

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's web site in due course.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 26th March 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchants Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Wednesday, 11th June 2003 at 2:30 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31st December 2002.
2. To declare a final dividend.
3. To re-elect directors and to fix the remuneration of the directors.
4. To re-appoint auditors and to fix their remuneration.
5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"That:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) "That:

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "That the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.".

By Order of the Board
Ambrose So
Company Secretary

Hong Kong, 26th March 2003

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend and vote at the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. The register of members will be closed from Friday, 6th June 2003 to Wednesday, 11th June 2003, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, Room 1901-1905, 19/F., Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 5th June 2003.

4. With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the Annual Report 2002. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

5. With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.